Exhibit 99.1

CERTAIN INFORMATION REQUIRED BY FROM 20-F, TO GIVE RETROSPECTIVE EFFECT TO CERTAIN CHANGES IN THE OPERATING SEGMENTS

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

EXPLANATORY NOTE

We are filing this report on Form 6-K to give retrospective effect to certain changes in our operating segments that came into force in 2015 and present the resulting recast financial information by operating segment as of and for the years ended December 31, 2014, 2013 and 2012. In particular, since January 1, 2015, our former Eurasia segment has been broken down into the following two segments: Turkey, which consists of our stake in the Turkish bank Türkiye Garanti Bankası A.Ş. (“Garanti”) (25.01% until July 27, 2015 and 39.90% since July 27, 2015), and Rest of Eurasia, which includes the retail and wholesale businesses carried out in Europe and Asia, other than in Spain and Turkey. The recast financial information by operating segment included in this report has been derived from our Consolidated Financial Statements (as defined below).

The change in our operating segments referred to above is the result of the acquisition from Doğuş Holding A.Ş., Ferit Faik Şahenk, Dianne Şahenk and Defne Şahenk of 62,538,000,000 shares of Garanti in the aggregate on July 27, 2015, under certain agreements entered into on November 19, 2014. Following this acquisition, we hold 39.90% of Garanti’s share capital and began fully consolidating Garanti’s results in our consolidated financial statements.

In this report we have included only such disclosure as was impacted by the change in our operating segments described above. This report does not, and does not purport to, recast or update the information in any other part of our annual report on Form 20-F for the year ended December 31, 2014 (“2014 Form 20-F”) or reflect any events that have occurred after the 2014 Form 20-F was filed on April 15, 2015. The filing of this report should not be understood to mean that any other statements contained in the 2014 Form 20-F are true and complete as of any date subsequent to April 15, 2015. This 6-K should be read in conjunction with the 2014 Form 20-F and our other filings with the SEC.

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

•	“BBVA”, the “Company”, the “Group” or the “BBVA Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

•	“Consolidated Financial Statements” means our audited recast consolidated financial statements as of and for the years ended December 31, 2014, 2013 and 2012 prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 and in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”). The Consolidated Financial Statements give retrospective effect (for 2014, 2013 and 2012) of the changes in our operating segments referred to in the introductory explanatory note. The Consolidated Financial Statements are included as Exhibit 99.2 to this report on Form 6-K.

•	“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.

First person personal pronouns used in this report, such as “we”, “us”, or “our”, mean BBVA, unless otherwise indicated or the context otherwise requires.

In this report, “€” and “euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

There are no changes derived from the recast described in the introductory explanatory note.

PRESENTATION OF FINANCIAL INFORMATION

There are no changes derived from the recast described in the introductory explanatory note.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 3.	KEY INFORMATION

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

There are no changes derived from the recast described in the introductory explanatory note.

B.	Business Overview

BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. We also have investments in some of Spain’s leading companies.

Operating Segments

Set forth below are the Group’s current seven operating segments:

•	Banking Activity in Spain

•	Real Estate Activity in Spain

•	Turkey

•	Rest of Eurasia

•	Mexico

•	South America

•	United States

In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including costs from central units that have a strictly corporate function; management of structural exchange rate positions carried out by the Financial Planning unit; specific issuances of capital instruments designed to ensure adequate management of the Group’s overall capital position; proprietary portfolios such as holdings in some of Spain’s leading companies and their corresponding results; certain tax assets and liabilities; provisions related to commitments with pensioners; and goodwill and other intangibles. It also comprises the following items (i) with respect to 2013, the results from the sale of the pension businesses in Mexico, Colombia, Peru and Chile and also the results of these businesses until their sale; the capital gain from the sale of Banco Bilbao Vizcaya Argentaria (Panamá), S.A. (“BBVA Panama”); and the change associated with the reduction of the stake in China CITIC Bank Corporation Limited (“CNCB”) (which led to the repricing of BBVA’s stake in CNCB at market value, as well as the equity-adjusted results from CNCB, excluding dividends), (ii) with respect to 2012, the badwill generated by the Unnim Banc, S.A. (“Unnim”) acquisition, the capital gain from the sale of BBVA Puerto Rico, the results from the pension business in Latin America, and the equity-adjusted results from CNCB (excluding dividends), and (iii) with respect to 2011, the results from the pension business in Latin America and the equity-adjusted results from CNCB (excluding dividends).

The information presented below as of and for the years ended December 31, 2014, 2013 and 2012 has been recast to reflect our current operating segments. In addition, as referred to in our 2014 Form 20-F, the information presented below as of and for the years ended December 31, 2013 and 2012 reflects certain minor reclassifications made in 2014 among our operating segments, including as a result of the reclassification of our business in Panama (sold in 2013) to the Corporate Center.

The breakdown of the Group’s total assets by operating segments as of December 31, 2014, 2013 and 2012 is as follows:

	As of December 31,
Total Assets by Operating Segment	2014	2013 (1)	2012 (1)
	(In Millions of Euros)
Banking Activity in Spain	318,353	314,902	345,521
Real Estate Activity in Spain	17,934	20,582	22,112
Turkey (2)	22,342	19,453	19,462
Rest of Eurasia	22,325	21,771	28,862
Mexico	93,731	81,801	82,722
South America	84,364	77,874	75,877
United States	69,261	53,046	53,880

Subtotal Assets by Operating Segments	628,310	589,428	628,436

Corporate Center and other adjustments (3)	3,632	(6,732)	(7,304)

Total Assets BBVA Group	631,942	582,697	621,132

(1)	Reflects certain restatements relating to, among others, the reclassification of our business in Panama (sold in 2013) to the Corporate Center.
(2)	The information is presented under management criteria, pursuant to which Garanti information has been proportionally consolidated based on our 25.01% interest in Garanti as of the reporting dates.
(3)	Other adjustments include adjustments made to account for the fact that, in our Consolidated Financial Statements, Garanti is accounted for using the equity method rather than using the management criteria referred to above. For more information, see “Item 5. Operating and Financial Review and Prospects” of the 2014 Form 20-F.

The following table sets forth information relating to the profit (loss) attributable to parent company by each of BBVA’s operating segments and Corporate Center for the years ended December 31, 2014, 2013 and 2012:

	Profit/(Loss) Attributable to Parent Company			% of Profit/(Loss) Attributable to Parent Company
	For the Year Ended December 31,
	2014	2013 (1)	2012 (1)	2014	2013 (1)	2012 (1)
	(In Millions of Euros)			(In Percentage)
Banking Activity in Spain	1,028	589	1,186	25.3	18.4	143.7
Real Estate Activity in Spain	(876)	(1,252)	(4,068)	(21.6)	(39.1)	(492.8)
Turkey (2)	310	264	314	7.6	8.2	38.0
Rest of Eurasia	255	185	90	6.3	5.8	10.9
Mexico	1,915	1,802	1,687	47.1	56.3	204.3
South America	1,001	1,224	1,172	24.6	38.2	142.0
United States	428	390	445	10.5	12.2	53.9

Subtotal Operating Segments	4,062	3,201	826	100.0	100.0	100.0

Corporate Center	(1,444)	(1,117)	850

Profit Attributable to Parent Company	2,618	2,084	1,676

(1)	Reflects certain restatements relating to, among others, the reclassification of our business in Panama (sold in 2013) to the Corporate Center.
(2)	The information is presented under management criteria, pursuant to which Garanti information has been proportionally consolidated based on our 25.01% interest in Garanti during the reported periods.

The following table sets forth information relating to the income of each operating segment for the years ended December 31, 2014, 2013 and 2012 and reconciles the income statement of the various operating segments to the consolidated income statement of the Group:

	Operating Segments
	Banking Activity in Spain	Real Estate Activity in Spain	Turkey (1)	Rest of Eurasia	Mexico	South America	United States	Corporate Center	Total	Adjustments (2)	BBVA Group
	(In Millions of Euros)
2014
Net interest income	3,830	(38)	735	189	4,910	4,699	1,443	(651)	15,116	(734)	14,382
Gross income	6,622	(132)	944	736	6,522	5,191	2,137	(664)	21,357	(632)	20,725
Net margin before provisions (3)	3,777	(291)	550	393	4,115	2,875	640	(1,653)	10,406	(240)	10,166
Operating profit /(loss) before tax	1,463	(1,225)	392	320	2,519	1,951	561	(1,920)	4,063	(83)	3,980

Profit	1,028	(876)	310	255	1,915	1,001	428	(1,444)	2,618	—	2,618

2013
Net interest income	3,838	(3)	713	195	4,478	4,660	1,402	(671)	14,613	(713)	13,900
Gross income	6,103	(38)	929	788	6,194	5,583	2,047	(416)	21,191	(439)	20,752
Net margin before provisions (3)	3,088	(188)	522	459	3,865	3,208	618	(1,584)	9,990	(34)	9,956
Operating profit /(loss) before tax	230	(1,838)	339	248	2,358	2,354	534	(1,680)	2,544	(1,589)	954

Profit	589	(1,252)	264	185	1,802	1,224	390	(1,117)	2,084	—	2,084

2012
Net interest income	4,729	(21)	648	203	4,174	4,236	1,550	(397)	15,122	(648)	14,474
Gross income	6,659	(79)	914	751	5,751	5,308	2,198	391	(68)	21,892	21,824
Net margin before provisions (3)	3,776	(209)	519	367	3,590	3,023	722	(681)	344	11,106	11,450
Operating profit /(loss) before tax	1,651	(5,705)	391	117	2,223	2,234	620	(783)	749	833	1,582

Profit	1,186	(4,068)	314	90	1,687	1,172	445	850	1,676	—	1,676

(1)	The information is presented under management criteria, pursuant to which Garanti information has been proportionally integrated based on our 25.01% interest in Garanti during the reported periods.
(2)	Other adjustments include adjustments made to account for the fact that, in our Consolidated Financial Statements, Garanti is accounted for using the equity method rather than using the management criteria referred above.
(3)	‘Net margin before provisions’ is calculated as ‘Gross income’ less ‘Administration costs’ and ‘Depreciation and amortization’.

Additional information is provided below regarding our two new segments, Turkey and Rest of Eurasia. The explanations contained in our 2014 Form 20-F with respect to our other segments are not affected by the recast described in the introductory explanatory note.

Turkey

This operating segment reflects our stake in the Turkish bank Garanti. Following management criteria, assets and liabilities corresponding to our stake in Garanti (25.01% as of the reporting dates) are included in every balance sheet line.

The following table sets forth information relating to the business activity of this operating segment for the years ended December 31, 2014, 2013 and 2012:

	As of December 31,
	2014	2013	2012
	(In Millions of Euros)

Total Assets	22,342	19,453	19,462

Loans and advances to customers	13,635	11,554	11,138
Of which:
Residential mortgages	1,413	1,204	1,174
Consumer finance	3,653	3,204	3,214
Loans	2,402	1,976	2,013
Credit cards	1,252	1,228	1,201
Loans to enterprises	7,442	6,380	5,821
Loans to public sector	—	—	—

Customer deposits	11,626	9,704	9,921
Of which:
Current and savings accounts	2,151	1,726	1,769
Time deposits	7,860	6,889	7,253
Other customer funds	—	—	—

Assets under management	882	730	848
Mutual funds	344	373	498
Pension funds	538	357	350
Other placements	—	—	—

During 2014, the Turkish lira depreciated against the euro in average terms (from 2.5339 liras/€ in 2013 to 2.9064 liras/€ in 2014). However, there was a year-on-year appreciation of the Turkish lira as of December 31, 2014 (from 2.9605 liras/€ as of December 31, 2013 to 2.8320 liras/€ as of December 31, 2014). The effect of changes in exchange rates was negative for the year-on-year comparison of the Group’s income statement and was positive for the year-on-year comparison of the Group’s balance sheet (including the information shown above).

Loans and advances to customers of this operating segment as of December 31, 2014 amounted to €13,635 million, an 18.0% increase from the €11,554 million recorded as of December 31, 2013, mainly as a result of the positive evolution of the Garanti loan portfolios, particularly loans to enterprises denominated in Turkish lira and, to a lesser extent, consumer finance portfolios.

Customer deposits of this operating segment as of December 31, 2014 amounted to €11,626 million, a 19.8% increase from the €9,704 million recorded as of December 31, 2013, mainly as a result of increased volume in foreign currency deposits in Garanti. As a result of this evolution, Garanti reduced its relative exposure to Turkish lira time deposits. In addition, Garanti experienced an increase in money deposits and repos.

Mutual funds of this operating segment as of December 31, 2014 amounted to €344 million, a 7.8% decrease from the €373 million recorded as of December 31, 2013, due to a decrease in Excess Liability Management Account (E.L.M.A.) mutual funds.

Pension funds of this operating segment as of December 31, 2014 amounted to €538 million, a 50.7% increase from the €357 million recorded as of December 31, 2013, mainly as a result of public contributions to pension funds. Such contributions were attributable to certain regulatory changes pursuant to which the government must make a contribution in respect of each private contribution made to pension funds.

This operating segment’s non-performing asset ratio decreased to 2.8% as of December 31, 2014 from 2.7% as of December 31, 2013. This operating segment non-performing assets coverage ratio increased to 115.1% as of December 31, 2014 from 108.8% as of December 31, 2013.

Rest of Eurasia

This operating segment covers the retail and wholesale banking businesses of the Group in Europe (primarily Portugal) and Asia, excluding Spain and Turkey.

The following table sets forth information relating to the business activity of this operating segment for the years ended December 31, 2014, 2013 and 2012:

	As of December 31,
	2014	2013	2012
	(In Millions of Euros)

Total Assets	22,325	21,771	28,862

Loans and advances to customers	15,795	16,843	19,090
Of which:
Residential mortgages	2,779	2,952	3,117
Consumer finance	490	779	1,048
Loans	475	767	1,038
Credit cards	15	12	10
Loans to enterprises	11,119	11,598	13,729
Loans to public sector	234	251	102

Customer deposits	11,045	7,931	7,549
Of which:
Current and savings accounts	3,224	2,659	1,330
Time deposits	7,341	4,704	2,349
Other customer funds	376	463	3,795

Assets under management	466	408	347
Mutual funds	1,357	958	909
Pension funds	314	276	258
Other placements	—	—	—

Loans and advances to customers of this operating segment as of December 31, 2014 amounted to €15,795 million, a 6.2% decrease from the €16,843 million recorded as of December 31, 2013, mainly as a result of reduced retail activity in Portugal and reduced consumer finance and lending activity in wholesale banking.

Customer deposits of this operating segment as of December 31, 2014 amounted to €11,045 million, a 39.3% increase from the €7,931 million recorded as of December 31, 2013, mainly as a result of increased deposits in Europe, principally within the Global Transaction Banking unit.

Mutual funds of this operating segment as of December 31, 2014 amounted to €152 million, a 15.2% increase from the €132 million recorded as of December 31, 2013, due mainly to the increase in mutual funds in Luxembourg and Portugal.

Pension funds of this operating segment as of December 31, 2014 amounted to €314 million, a 13.8% increase from the €276 million recorded as of December 31, 2013, mainly as a result of increases in Portugal.

This operating segment’s non-performing asset ratio decreased to 3.7% as of December 31, 2014 from 3.8% as of December 31, 2013. This operating segment non-performing assets coverage ratio increased to 80% as of December 31, 2014 from 78% as of December 31, 2013.

C.	Organizational Structure

There are no changes derived from the recast described in the introductory explanatory note.

D.	Property, Plants and Equipment

There are no changes derived from the recast described in the introductory explanatory note.

E.	Selected Statistical Information

There are no changes derived from the recast described in the introductory explanatory note.

F.	Competition

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 4A. UNRESOLVED STAFF COMMENTS

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Except as indicated below, there are no changes derived from the recast described in the introductory explanatory note.

Results of Operations by Operating Segment

The information contained in this section is presented under management criteria.

The tables set forth below reconcile the income statement of our operating segments presented in this section to the consolidated income statement of the Group. The “Adjustments” column reflects the differences between the Group income statement and the income statement calculated in accordance with management operating segment reporting criteria, which are the following:

•	The treatment of Garanti: Under management criteria, 25.01% (our interest in Garanti during the reported periods) of the assets, liabilities and income statement of Garanti are included in every line of the balance sheet and income statement, respectively, while for purposes of the Group financial statements the participation in Garanti is accounted under “Share of profit or loss of entities accounted for using the equity method”.

•	The creation of a line in the income statement called “Profit from corporate operations” which is in place of “Profit from discontinued operations” in the Group financial statements and which includes the following:

•	With respect to 2013:

–	The gains from the transaction entered into by BBVA Seguros and SCOR Global Life Reinsurance Ireland plc. (“SCOR”), pursuant to which SCOR assumed a quota share of 90% of the majority of BBVA Seguros’ single premium and regular premium business in the Banking Activity in Spain operating segment, with a gross impact of €630 million.

–	The results from the sale of the pension businesses in Mexico, Colombia, Peru and Chile and also the results of these businesses until their sale (€1,866 million net); the capital gain from the sale of BBVA Panama (€230 million gross); and the change associated with the reduction of the stake in CNCB which led to the repricing of BBVA’s stake in CNCB at market value, as well as the equity-adjusted results from CNCB, excluding dividends (negative €2,374 million gross), in the Corporate Center.

•	With respect to 2012

–	The badwill generated by the Unnim acquisition (€376 million net), the capital gain from the sale of BBVA Puerto Rico (negative €15 million gross), the results from the pension business in Latin America (€392 million net), and the equity-adjusted results from CNCB, excluding dividends (€550 million gross), in the Corporate Center.

	For the Year Ended December 31, 2014
	Banking Activity in Spain	Real Estate Activity in Spain	Rest of Eurasia	Turkey	Mexico	United States	South America	Corporate center	Total	Adjustments	Group Income
	(In Millions of Euros)
Net interest income	3,830	(38)	189	735	4,910	1,443	4,699	(651)	15,116	(734)	14,382

Net fees and commissions	1,454	4	187	191	1,166	553	901	(92)	4,365	(191)	4,174
Net gains (losses) on financial assets and liabilities and net exchange differences	1,149	72	150	1	195	145	482	(60)	2,135	(1)	2,134
Other operating income and expenses (net) (*)	189	(170)	209	18	250	(4)	(890)	139	(260)	295	35

Gross income	6,622	(132)	736	944	6,522	2,137	5,191	(664)	21,357	(632)	20,725

Administration costs	(2,740)	(136)	(331)	(359)	(2,219)	(1,318)	(2,137)	(530)	(9,771)	357	(9,414)
Depreciation and amortization	(105)	(23)	(12)	(35)	(187)	(179)	(179)	(459)	(1,180)	35	(1,145)

Net margin before provisions	3,777	(291)	393	550	4,115	640	2,875	(1,653)	10,406	(240)	10,166

Impairment losses on financial assets (net)	(1,690)	(305)	(56)	(146)	(1,517)	(68)	(706)	3	(4,486)	146	(4,340)
Provisions (net) and other gains (losses)	(623)	(629)	(16)	(11)	(79)	(10)	(219)	(270)	(1,857)	11	(1,846)

Operating profit/ (loss) before tax	1,463	(1,225)	320	392	2,519	561	1,951	(1,920)	4,063	(83)	3,980

Income tax	(432)	351	(65)	(82)	(604)	(133)	(490)	472	(981)	83	(898)

Profit from continuing operations	1,032	(873)	255	310	1,916	428	1,461	(1,447)	3,082	—	3,082

Profit from discontinued operations /Profit from corporate operations (net) (**)	—	—	—	—	—	—	—	—	—	—	—

Profit	1,032	(873)	255	310	1,916	428	1,461	(1,447)	3,082	—	3,082

Profit attributable to non-controlling interests	(4)	(3)	—	—	(1)	—	(460)	3	(464)	—	(464)

Profit attributable to parent company	1,028	(876)	255	310	1,915	428	1,001	(1,444)	2,618	—	2,618

(*)	Includes share of profit or loss of entities accounted for using the equity method.
(**)	For Group Income (derived from the Group income statement) this line represents “Profit from discontinued operations” and for operating segments (presented in accordance with management criteria) it represents “Profit from corporate operations”.

	For the Year Ended December 31, 2013
	Banking Activity in Spain	Real Estate Activity in Spain	Rest of Eurasia	Turkey	Mexico	United States	South America	Corporate center	Total	Adjustments	Group Income
	(In Millions of Euros)
Net interest income	3,838	(3)	195	713	4,478	1,402	4,660	(671)	14,613	(713)	13,900

Net fees and commissions	1,376	9	208	182	1,183	507	970	(3)	4,431	(181)	4,250
Net gains (losses) on financial assets and liabilities and net exchange differences	807	67	179	16	208	139	763	347	2,527	(16)	2,511
Other operating income and expenses (net) (*)	82	(111)	205	18	325	(1)	(810)	(89)	(381)	472	91

Gross income	6,103	(38)	788	929	6,194	2,047	5,583	(416)	21,190	(438)	20,752

Administration costs	(2,903)	(127)	(316)	(369)	(2,166)	(1,250)	(2,204)	(733)	(10,068)	367	(9,701)
Depreciation and amortization	(111)	(23)	(12)	(38)	(163)	(179)	(171)	(435)	(1,133)	38	(1,095)

Net margin before provisions	3,088	(188)	459	522	3,865	618	3,208	(1,584)	9,989	(33)	9,956

Impairment losses on financial assets (net)	(2,577)	(643)	(167)	(163)	(1,443)	(74)	(698)	(11)	(5,776)	164	(5,612)
Provisions (net) and other gains (losses)	(282)	(1,008)	(45)	(20)	(64)	(10)	(156)	(85)	(1,670)	(1,720)	(3,390)

Operating profit/ (loss) before tax	230	(1,838)	248	339	2,358	534	2,354	(1,680)	2,544	(1,590)	954

Income tax	(62)	595	(62)	(75)	(555)	(145)	(523)	296	(531)	547	16

Profit from continuing operations	168	(1,243)	185	264	1,802	390	1,831	(1,384)	2,013	(1,043)	970

Profit from discontinued/corporate operations (net) (**)	440	—	—	—	—	—	—	383	823	1,043	1,866

Profit	608	(1,243)	185	264	1,802	390	1,831	(1,001)	2,837	—	2,836

Profit attributable to non-controlling interests	(20)	(9)	—	—	(1)	—	(607)	(116)	(753)	—	(753)

Profit attributable to parent company	589	(1,252)	185	264	1,802	390	1,224	(1,117)	2,084	—	2,084

(*)	Includes share of profit or loss of entities accounted for using the equity method.
(**)	For Group Income (derived from the Group income statement) this line represents “Profit from discontinued operations” and for operating segments (presented in accordance with management criteria) it represents “Profit from corporate operations”.

	For the Year Ended December 31, 2012
	Banking Activity in Spain	Real Estate Activity in Spain	Rest of Eurasia	Turkey	Mexico	United States	South America	Corporate center	Total	Adjustments	Group Income
	(In Millions of Euros)
Net interest income	4,729	(21)	203	648	4,174	1,550	4,236	(397)	15,122	(648)	14,474

Net fees and commissions	1,363	19	271	181	1,072	531	911	7	4,353	(197)	4,156
Net gains (losses) on financial assets and liabilities and net exchange differences	254	(29)	69	62	219	153	442	597	1,767	(62)	1,705
Other operating income and expenses (net) (*)	313	(48)	208	23	286	(36)	(281)	184	650	839	1,489

Gross income	6,659	(79)	751	914	5,751	2,198	5,308	391	21,892	(68)	21,824

Administration costs	(2,785)	(106)	(370)	(355)	(2,027)	(1,292)	(2,113)	(722)	(9,768)	372	(9,396)
Depreciation and amortization	(99)	(24)	(11)	(40)	(133)	(185)	(172)	(351)	(1,015)	37	(978)

Net margin before provisions	3,776	(209)	367	519	3,590	722	3,023	(681)	11,109	341	11,450

Impairment losses on financial assets (net)	(1,853)	(3,799)	(206)	(122)	(1,326)	(66)	(589)	(20)	(7,980)	121	(7,859)
Provisions (net) and other gains (losses)	(272)	(1,696)	(43)	(6)	(41)	(36)	(201)	(82)	(2,377)	368	(2,009)

Operating profit/ (loss) before tax	1,651	(5,705)	117	391	2,223	620	2,234	(783)	749	833	1,582

Income tax	(462)	1,634	(28)	(77)	(536)	(175)	(484)	403	276	76	352

Profit from continuing operations	1,189	(4,071)	90	314	1,687	445	1,750	(380)	1,024	910	1,934

Profit from discontinued/corporate operations (net) (**)	—	—	—	—	—	—	—	1,303	1,303	(910)	393

Profit	1,189	(4,071)	90	314	1,687	445	1,750	923	2,327	—	2,327

Profit attributable to non-controlling interests	(3)	3	—	—	(1)	—	(578)	(72)	(651)	—	(651)

Profit attributable to parent company	1,186	(4,068)	90	314	1,687	445	1,172	850	1,676	—	1,676

(*)	Includes share of profit or loss of entities accounted for using the equity method.
(**)	For Group Income (derived from the Group income statement) this line represents “Profit from discontinued operations” and for operating segments (presented in accordance with management criteria) it represents “Profit from corporate operations”.

Additional information is provided below regarding our two new operating segments, Turkey and Rest of Eurasia, formed from our former Eurasia operating segment. The explanations contained in our 2014 Form 20-F with respect to our other segments are not affected by the recast described in the introductory explanatory note.

Results of Operations by Operating Segment for 2014 Compared to 2013

TURKEY

In accordance with IFRS 8, the information for this operating segment is presented under management criteria, pursuant to which Garanti’s information has been proportionally consolidated based on our 25.01% interest in Garanti during 2014 and 2013.

	Year Ended December 31,
	2014	2013	Change
	(In Millions of Euros)		(In %)
Net interest income	735	713	3.0

Net fees and commissions	191	182	5.1
Net gains (losses) on financial assets and liabilities and net exchange differences	1	16	(91.9)
Other operating income and expenses (net)	18	18	(3.9)

Gross income	944	929	1.6

Administration costs	(359)	(369)	(2.5)
Depreciation and amortization	(35)	(38)	(8.4)

Net margin before provisions	550	522	5.3

Impairment losses on financial assets (net)	(146)	(163)	(10.1)
Provisions (net) and other gains (losses)	(11)	(20)	(45.9)

Operating profit/(loss) before tax	392	339	15.8

Income tax	(82)	(75)	9.1

Profit from continuing operations	310	264	17.7

Profit from corporate operations (net)	—	—	—

Profit	310	264	17.7

Profit attributable to non-controlling interests	—	—	—

Profit attributable to parent company	310	264	17.7

In 2014, the Turkish lira depreciated against the euro in average terms (from 2.5339 liras/€ in 2013 to 2.9064 liras/€ in 2014), resulting in a negative exchange rate effect on our income statement for the year ended December 31, 2014.

Net interest income

Net interest income of this operating segment for 2014 was €735 million, a 3.0% increase compared to the €713 million recorded for 2013, mainly as a result of the lower cost of funding (which resulted in lower interest expenses) and the gradual recovery of the customer spread.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €191 million for 2014, a 5.1% increase from the €182 million recorded for 2013, primarily due to the good performance of project finance commissions despite increasing regulatory pressure, which was partially offset by the depreciation of the Turkish lira.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for 2014 was a gain of €1 million a 91.9% decrease compared to the €16 million gain recorded for 2013, mainly as a result of the lower contribution from trading income and the decrease in portfolio sales operations (which were particularly significant in the first half of 2013).

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2014 and 2013 was income of €18 million. The depreciation of the Turkish lira and the high inflation environment in 2014 affected both other operating income and other operating expenses, and did not have a significant net effect.

Administration costs

Administration costs of this operating segment for 2014 were €359 million, a 2.5% decrease from the €369 million recorded for 2013, mainly as a result of the Turkish Lira depreciation which more than offset the increase in general expenses due to the expansion plans implemented by Garanti.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2014 was €146 million, a 10.1% decrease from the €163 million recorded for 2013 mainly due to the slowdown of the economic activity in the first half of 2014 which contributed to a decrease in impairment losses. This operating segment’s non-performing asset ratio increased to 2.8% as of December 31, 2014, from 2.7% as of December 31, 2013.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for 2014 was €392 million, a 15.8% increase from the €339 million recorded for 2013.

Income tax

Income tax of this operating segment for 2014 was an expense of €82 million, a 9.1% increase compared with a €75 million expense recorded in 2013, primarily as a result of the increased operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for 2014 was €310 million, a 17.7% increase from the €264 million recorded in 2013.

REST OF EURASIA

	Year Ended December 31,
	2014	2013	Change
	(In Millions of Euros)		(In %)

Net interest income	189	195	(3.3)

Net fees and commissions	187	208	(10.0)
Net gains (losses) on financial assets and liabilities and net exchange differences	150	179	(16.3)
Other operating income and expenses (net)	209	205	2.0

Gross income	736	788	(6.6)

Administration costs	(331)	(316)	4.7
Depreciation and amortization	(12)	(12)	(5.6)

Net margin before provisions	393	459	(14.4)

Impairment losses on financial assets (net)	(56)	(167)	(66.3)
Provisions (net) and other gains (losses)	(16)	(45)	(63.4)

Operating profit/(loss) before tax	320	248	29.3

Income tax	(65)	(62)	4.5

Profit from continuing operations	255	185	37.6

Profit from corporate operations (net)	—	—	—

Profit	255	185	37.6

Profit attributable to non-controlling interests	—	—	—

Profit attributable to parent company	255	185	37.6

Net interest income

Net interest income of this operating segment for 2014 was €189 million, a 3.3% decrease compared to the €195 million recorded for 2013, mainly as a result of the higher costs of deposits due to increase in the volume of deposits.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €187 million for 2014, a 10.0% decrease from the €208 million recorded for 2013, primarily due to lower activity levels and, to a lesser extent, to lower commission rates for services in the wholesale banking sector.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for 2014 was a gain of €150 million, a 16.3% decrease compared to the €179 million gain recorded for 2013, mainly as a result of the poor performance of the Global Markets unit in Asia and Europe.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2014 was income of €209 million, a 2.0% increase from the €205 million income recorded for 2013.

Administration costs

Administration costs of this operating segment for 2014 were €331 million, a 4.7% increase from the €316 million recorded for 2013, as a result of higher information technology costs.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2014 was €56 million, a 66.3% decrease from the €167 million recorded for 2013 mainly as a result of lower impairment losses in the Portugal and the rest of Europe portfolios. This operating segment’s non-performing asset ratio decreased to 3.7% as of December 31, 2014, from 3.8% as of December 31, 2013.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for 2014 was €320 million, a 29.3% increase from the €248 million recorded for 2013.

Income tax

Income tax of this operating segment for 2014 was an expense of €65 million, a 4.5% increase compared with a €62 million expense recorded in 2013, primarily as a result of the increased operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for 2014 was €255 million, a 37.6% increase from the €185 million recorded in 2013.

Results of Operations by Operating Segment for 2013 Compared to 2012

TURKEY

In accordance with IFRS 8, the information for this operating segment is presented under management criteria, pursuant to which Garanti’s information has been proportionally integrated based on our 25.01% interest in Garanti during 2013 and 2012.

	Year Ended December 31,
	2013	2012	Change
	(In Millions of Euros)		(In %)
Net interest income	713	648	10.1

Net fees and commissions	182	181	0.6
Net gains (losses) on financial assets and liabilities and net exchange differences	16	62	(74.5)
Other operating income and expenses (net)	18	23	(21.4)

Gross income	929	914	1.7

Administration costs	(369)	(355)	3.9
Depreciation and amortization	(38)	(40)	(4.2)

Net margin before provisions	522	519	0.6

Impairment losses on financial assets (net)	(163)	(122)	34.0
Provisions (net) and other gains (losses)	(20)	(6)	217.9

Operating profit/(loss) before tax	339	391	(13.4)

Income tax	(75)	(77)	(2.8)

Profit from continuing operations	264	314	(16.0)

Profit from corporate operations (net)	—	—	—

Profit	264	314	(16.0)

Profit attributable to non-controlling interests	—	—	—

Profit attributable to parent company	264	314	(16.0)

In 2013, the Turkish lira depreciated against the euro in average terms (from 2.3139 liras/€ in 2012 to 2.5339 liras/€ in 2013), resulting in a negative exchange rate effect on our income statement for the year ended December 31, 2013.

Net interest income

Net interest income of this operating segment for 2013 was €713 million, a 10.1% increase compared to the €648 million recorded for 2012, mainly as a result of increased loan activity and increased spreads.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €182 million for 2013, a 0.6% increase from the €181 million recorded for 2012, mainly due to increased contingent liabilities and administration fees.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for 2013 was a gain of €16 million, a 74.5% decrease compared to the €62 million gain recorded for 2012, mainly due to the depreciation of the Turkish lira and lower yields from the bond-indexed securities portfolio.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2013 was income of €18 million, a 21.4% decrease from the income of €23 million recorded for 2012.

Administration costs

Administration costs of this operating segment for 2013 were €369 million, a 3.9% increase from the €355 million recorded for 2012, mainly as a result of the expansion plans implemented by Garanti throughout the year. In 2013, the Turkish bank’s branch network expanded by 65 offices and the ATM network by 495 units. In addition, i-Garanti was launched before the summer of 2013, which resulted in additional costs.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2013 was €163 million, a 34.0% increase from the €122 million recorded for 2012. This operating segment’s non-performing asset ratio was 2.7% as of December 31, 2013 and December 31, 2012.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for 2013 was €339 million, a 13.4% decrease from the €391 million recorded for 2012.

Income tax

Income tax of this operating segment for 2013 was an expense of €75 million, a 2.8% decrease compared with a €77 million expense recorded in 2012, primarily as a result of the decreased operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for 2013 was €264 million, a 16.0% decrease from the €314 million recorded in 2012.

REST OF EURASIA

	Year Ended December 31,
	2013	2012	Change
	(In Millions of Euros)		(In %)

Net interest income	195	203	(3.9)

Net fees and commissions	208	271	(23.1)
Net gains (losses) on financial assets and liabilities and net exchange differences	179	69	159.0
Other operating income and expenses (net)	205	208	(1.5)

Gross income	788	751	4.9

Administration costs	(316)	(370)	(14.4)
Depreciation and amortization	(12)	(11)	12.6

Net margin before provisions	459	367	25.1

Impairment losses on financial assets (net)	(167)	(206)	(19.3)
Provisions (net) and other gains (losses)	(45)	(43)	3.7

Operating profit/(loss) before tax	248	117	110.9

Income tax	(62)	(28)	126.3

Profit from continuing operations	185	90	106.1

Profit from corporate operations (net)	—	—	—

Profit	185	90	106.1

Profit attributable to non-controlling interests	—	—	—

Profit attributable to parent company	185	90	106.1

Net interest income

Net interest income of this operating segment for 2013 was €195 million, a 3.9% decrease compared to the €203 million recorded for 2012, mainly as a result of the reduced activity of the wholesale businesses due to customer deleveraging in 2013.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €208 million for 2013, a 23.1% decrease from the €271 million recorded for 2012, due to lower revenue from wholesale customers.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for 2013 was a gain of €179 million a 159.0% increase compared to the €69 million gain recorded for 2012, mainly due to the results of the Global Markets unit.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for 2013 was income of €205 million, a 1.5% decrease from the €208 million of income recorded for 2012.

Administration costs

Administration costs of this operating segment for 2013 were €316 million, a 14.4% decrease from the €370 million recorded for 2012, mainly due to lower personal expenses, mainly in wholesale business units.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for 2013 was €167 million, a 19.3% decrease from the €206 million recorded for 2012. This operating segment’s non-performing asset ratio increased to 3.8% as of December 31, 2013, from 0.3% as of December 31, 2012, mainly in Portugal and, to a lesser extent, in Asia.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for 2013 was €248 million, a 110.9% increase from the €117 million recorded for 2012.

Income tax

Income tax of this operating segment for 2013 was an expense of €62 million, a 126.3% increase compared with a €28 million expense recorded in 2012, primarily as a result of the increased operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for 2013 was €185 million, a 106.1% increase from the €90 million recorded in 2012.

B.	Liquidity and Capital Resources

There are no changes derived from the recast described in the introductory explanatory note.

C.	Research and Development, Patents and Licenses, etc.

There are no changes derived from the recast described in the introductory explanatory note.

D.	Trend Information

There are no changes derived from the recast described in the introductory explanatory note.

E.	Off-Balance Sheet Arrangements

There are no changes derived from the recast described in the introductory explanatory note.

F.	Tabular Disclosure of Contractual Obligations

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 8.	FINANCIAL INFORMATION

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 9.	THE OFFER AND LISTING

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 10.	ADDITIONAL INFORMATION

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

There are no changes derived from the recast described in the introductory explanatory note.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 15.	CONTROLS AND PROCEDURES

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16.	[RESERVED]

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16B.	CODE OF ETHICS

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16G.	CORPORATE GOVERNANCE

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16H.	MINE SAFETY DISCLOSURE

There are no changes derived from the recast described in the introductory explanatory note.